US CANADIAN MINERALS

March 20, 2009

Dear Sirs,

Re File #000-31042

We have received and thank the Commision for your comments dated March 13, 2009 to our responses to your prior comments dated December 30, 2008 as regards the Company's 2007 10 KSB/A and 10 QSB for quarter ended March 31, 2008.

Due to work schedule coomitments of the Company's accountant, auditor and management and due to technical computer related difficulties we have been correcting and due to it being the filing season for annual 10Ks we ask the Commission for an extension to file our response to your recent comments until April 30, 2009

Yours truly,

Van der Bok Busboom

CEO/President (Interim)
CFO/Director
US CANADIAN MINERALS INC